Exhibit 21.10

Subsidiaries of the Registrant

American Marketing & Sales, Inc., a Massachusetts corporation, d.b.a. Innovative Designs.

Net Symphony Corporation, a North Carolina corporation, d.b.a. Net Symphony Corporation

QoVox Corporation, a North Carolina corporation, d.b.a. QoVox Corporation